TARGET ARM

Breakthrough Technology to Launch and Recover Drones from Moving Vehicles - Autonomously


TARGET

targetarm.com Ridgefield, CT

Highlights

1. Systems for autonomous drone launch, recovery, recharge, rearm/reload & relaunch on moving vehicles
2. 10+ military contracts with U.S. Army, Air Force and Space Force
3. More than $5M in non-dilutive U.S. military funding
4. 6 years of military-backed development
5. More than $3M of private capital invested
6. Issued and pending patents across Target Arm's robotic and autonomous systems
7. Validated at speeds up to 65 mph on land and 21 mph on water
8. On-going training with U.S. Army's 36th Engineering Brigade, in support of the 1st Cavalry Division

Featured Investor

SLG **Stony Lonesome Group** Follow — Invested $850,000

VC making early-stage seed investments in dual-use mission-focused companies across sectors: AI, Robotics, Cyber, Quantum, Deeptech, Healthcare, Healthtech, & most recently Space. We are currently fundraising $150M for our 6th Fund.

Kadi Findling, Principal

"During the Gold Rush, plenty of miners went broke. The people who sold picks & shovels did well no matter who struck gold.
Drones work the same way. Lots of companies are building drones, & nobody knows which ones will win. But every drone needs the same basic things to work effectively.
That's where we invest."

& 2 more

Team



Jeffrey McChesney Chief Executive Officer & Founder SPV Voting Proxy

Aeronautical engineer, inventor, former Air Force Colonel, combat F-15 pilot and commander, and Fighter Weapons School graduate. Serial entrepreneur and former CEO of Ray Dalio's $12B Family Office, Jeff brings deep military and business leadership.*



Rob Africk Chief Financial Officer

Rob brings 35+ years of investment banking and finance experience, advising on over $40B in M&A and capital transactions. His expertise in capital markets, strategic finance and corporate development helps guide Target Arm's growth and expansion.*



Eric Achtmann Director

Founder of Global Capital X, Eric is an experienced leader, innovator and investor across aerospace, defense and automotive markets. He pioneered product development at McKinsey, co-founded V-Nova and earned an MBA in Finance from MIT Sloan.*



Douglas Andrew Neugold Director

Doug is the former Chairman, CEO and President of ATMI, acquired by Entegris for $1.15B in 2014. With 30+ years in the electronics industry, he brings extensive experience in executive leadership, technology, growth and building shareholder value.*



Warren Katz Top Advisor

MIT-trained engineer, entrepreneur and investor. Warren led Techstars' Air Force Accelerator, mentors 30+ companies and previously founded and led MAK Technologies through its acquisition by VT Systems. He advises Target Arm on technology and growth.*



MG (Ret.) Steve Sargeant Top Advisor

Retired Air Force Major General and CEO of Marvin Test Solutions. Steve commanded Air Force Operational Test and Evaluation Command, two fighter wings and the USAF Weapons School, bringing deep leadership across defense, aviation and technology.*

Breakthrough Technology to Launch and Recover Drones from Moving Vehicles - Autonomously

Solving The Next Frontier In Drone Operations

Target Arm builds transformative robotic systems that allow drones to launch from and recover onto vehicles and maritime vessels while they are still moving.

Target Arm integrates robotic hardware with autonomous navigation, flight, and remote-control software to enable drone launch and recovery from platforms in motion - eliminating the need to stop the platform or station a pilot on site.


TARGETARM
Autonomously Launch and Recover Drones from Moving Vehicles


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Letter From the Founder

I've spent my career taking on difficult problems - as an aeronautical engineer, combat F-15 Fighter pilot and commander, serial entrepreneur, and CEO. Those experiences taught me that ideas are easy. Execution is what matters.

I founded Target Arm because I saw a fundamental problem holding drones back: they can do remarkable things in the air, but launching and recovering them from moving platforms, like vehicles and boats, is extraordinarily difficult. We set out to solve that problem. Six years later, we have patented technology, working systems, U.S. military-funded development, and soldiers who repeatedly train with our equipment in the field.

Now we are taking the next step - turning what we've built into a scalable business. I know your investment comes with trust and responsibility, and I don't take that lightly. I hope you'll join us on this journey as I continue building the team and create lasting value.

Jeff McChesney
Founder & CEO, Target Arm

The Limitation

Many drone operations still force vehicles or boats to stop or slow down while an on-site pilot flies and recovers the drone with a controller.





Drones are becoming increasingly crucial across defense, maritime operations, logistics and public safety. But the infrastructure supporting them has not kept pace. Many drone operations still depend on vehicles and maritime vessels slowing down or stopping for launch and recovery. In mobile operations, that can cost time, efficiency and, in some cases, increased risk.

We built the proprietary infrastructure to solve that technological gap.

Keeping Drone Operations in Motion

Target Arm is a company focused on integrated robotics and autonomy systems designed to keep drone operations moving.

At its center is Ralar, Target Arm's robotic arm launch and recovery system.

In addition, we engineered our own proprietary navigation and mission management technologies that coordinate operations across multiple Ralars, multiple drones, and multiple platforms simultaneously.


Launch. Recover. Relaunch. **On The Move.**
TARGETARM

On Land and On the Water


On Water
21
MPH


65
MPH
On Land

Our technology currently demonstrates on-the-move drone operations at speeds of up to 65 mph on land and 21mph on water. Our systems are designed for even higher speeds which we'll be testing with our integration partners over the next year.


0:30 / 0:32

How Target Arm Works

Ralar coordinates the launch, flight and recovery process while the host vehicle or maritime vessel remains in motion. Its robotic hardware works together with navigation, flight control, and mission software to guide the drone through the operation and bring it back to the moving platform.

Together, these technologies achieve reliable autonomous drone launch and recovery. Target Arm's technology is designed to scale across a growing number and variety of drones, with configurable magazine sizes and Ralar systems that can be adapted to containers of different sizes.


Target Arm Technology Architecture Includes
Ralar
Robotic arm launch and recovery
Maestro
Web-based mission orchestrator for Ralars, drones, and platforms
Drone Magazines
Concepts for sustaining multiple drones of various sizes, in magazines of various sizes, and within containers of various sizes.

Compatible Across Drones and Platforms


Designed to work with a range of drones and moving vehicles/boats



Target Arm's system is not tied to one type of drone or vehicle.

The technology is designed to support certified drones from multiple manufacturers and operate on both human-driven and robot-driven land vehicles and maritime vessels.

This gives Target Arm the flexibility to bring launch, recovery and autonomy capabilities to different drones and mobile platforms as customer needs evolve.

Validated by the U.S. Military in the Field

Target Arm has secured 10 government R&D contracts across the Army, Air Force, Space Force, and joint programs, generating more than $5 million in non-dilutive funding and validating the technology across multiple defense customers.

That momentum is now progressing from funded R&D toward operational adoption. Soldiers from the 36th Engineer Brigade, in support of the 1st Cavalry Division, are using Target Arm systems during training exercises and providing direct feedback to help refine the technology for field use.

The U.S. Army's Ground Vehicle Systems Center has provided a Polaris MRZR light tactical vehicle for system integration and unit training ahead of field exercises at Fort Hood. Target Arm is also under an Army contract to further develop autonomous multi-drone magazine capabilities for wide drone use across the battlespace.

Importantly, the Army has requested pricing for Target Arm systems - a meaningful step beyond R&D and toward potential procurement.



Military Partnership Milestones
$5M+
$5M+ across 10 non-dilutive U.S. military contracts for R&D
The U.S. Army has requested pricing for 10 complete platforms
MRZR tactical vehicle provided by U.S. Army for system integration and unit training
Ground Vehicle Systems Center R&D agreement supports continued vehicle integration

Military First, Then Expand.

The U.S. military has been Target Arm's primary proving ground and remains the company's immediate focus.

Our technology is designed to scale and adapt across many customers, missions, and industries. The same core platform can support one drone or fleets of 150 or more, accommodate different drone sizes, and operate with container systems sized to the mission - opening applications across maritime, logistics, public safety, oil & gas, agriculture, and other mobile autonomous uses.

Like many transformative technologies that began with military applications, our strategy is to build from Target Arm's military traction and expand into these additional commercial markets as the FAA opens more airspace for drone operations and as the company grows. We are a true "Dual Use" company.



One Core Technology.
Multiple Potential Markets.

Trusted by Experienced Investors

Target Arm has raised more than $3 million in private capital to date, with backing from investors including Techstars, Stony Lonesome Group, and D3VC, helping us advance our technology from early development toward field validation, integration, and commercialization.

$3M+ In Private Capital

A Growing Strategic Partner Ecosystem

Target Arm is attracting numerous strategic partners seeking to integrate Ralar into a growing range of land and maritime platforms, both manned and unmanned, as well as within various containers and powered trailers. In addition, drone manufacturers have already begun integrating their drones into Ralar and our magazines today.

These relationships can expand the addressable ecosystem of vehicles, vessels, containers and drones supported by Target Arm. Lastly, these strategic partners are co-marketing and co-developing their products with Target Arm, further increasing our market reach and speed to scale up production.

Our Partners

Capital Is Moving Toward Autonomy

Our technology sits at the nexus of four rapidly growing industries.


Artificial Intelligence
Robotics
TARGETARM


Drones
Systems

Investment in defense technology, autonomous systems, and physical AI has accelerated sharply; creating a favorable environment for companies building the infrastructure that connects and enables these technologies.

$35.6B Invested in Defense Tech in H1 2026

Defense-tech venture investment reached approximately $35.6 billion in the first half of 2026, including a record $19.8 billion in Q1. (Source)

$16B Invested in Autonomous Systems

Autonomous systems attracted approximately $16 billion of trailing-12-month investment across more than 200 deals. Within that market, approximately $5.8 billion flowed to defense systems integration and optimization - the enabling layer most closely aligned with Target Arm's technology. (Source)

$47.4B Invested in Physical AI in H1 2026

Investment in "physical AI" - including robotics, autonomous vehicles, aerospace, drones, industrial automation, and sensors - reached approximately $47.4 billion across 521 deals in H1 2026, nearly four times the amount invested in the prior six months. (Source)

Target Arm Sits at the Intersection

Investors are funding not only drones, vehicles, and vessels, but increasingly the technologies that connect, enable, and expand the capabilities of autonomous systems.

That is where Target Arm is positioned.

Our technology is designed to support multiple drones, vehicle types, vessels, and missions - allowing Target Arm to participate in the growth of the broader autonomous ecosystem rather than depending on the success of any single drone or platform.

Intellectual Property & Engineering Know-How

Our Intellectual Property (IP) includes issued and pending patents, proprietary software, trade secrets, autonomy technology, and mechanical integration.


Our Intellectual Property (IP)
Issued patents
Pending patents
Proprietary software
Trade secrets
Autonomy technology
Mechanical integration

Beyond our formal IP, management has spent six years building the engineering know-how around mobile drone operations and precision navigation. That work has generated a wealth of launch and recovery data, field experience, and practical knowledge from integrating our technology with many customer platforms, both on land and in the water.


Our strategy is to own what creates the most value:
our intellectual property, engineering, autonomy software, customer relationships, and system sales, while increasingly using contract manufacturers and strategic partners for production, assembly, and distribution.


Ready to Scale


Core systems are moving through pre-production, with operating systems already built and undergoing testing
Target Arm's architecture is designed to support a range of compatible drones, vehicles, boats, and missions
Target Arm's 6,500-square-foot Connecticut facility is positioned to support initial production, with plans to use contract manufacturing as production requirements increase

What This Raise Is For


Use of Funds:
Advancing Commercialization and Growth
40% - $1.8M
Sales & Go-to-Market
Expand our sales capabilities
30% - $1.35M
Engineering, Product Development & IP
Advance the technology roadmap
10% - $450K
Production & Manufacturing
Move from pre-production toward scalable manufacturing
10% - $450K
Field Testing & Demonstrations
Expand capacity for field testing and customer demonstrations
10% - $450K
Customer Support & Operations
Build the infrastructure required to support a growing installed base

New capital we raise will support the work needed to move Target Arm toward broader production and deployment:

Sales & Go-to-Market

Build the team, convert the existing pipeline, and build a new pipeline, into orders.

Engineering, Product Development & IP

Prepare current systems for production and continue expanding the product line.

Production & Manufacturing

Production readiness and transition to contract manufacturing.

Field Testing & Demonstrations

Expand the team's ability to support more customer deployments and evaluations.

Customer Support & Operations

Build the capacity to service the installed customer and partner bases.

Join Target Arm's Next Stage

The future of autonomy is not just about better drones. It is about enabling drones to operate continuously from vehicles, maritime vessels, and many other moving platforms.

Today, Target Arm is improving that already built enabling layer.

With demonstrated technology, government traction, expanding industry relationships, and technology designed to scale across applications, we are entering

the next stage of growth.

We're raising capital to move faster - expanding production, deployments, and commercialization.

If autonomous systems are going to keep moving, they need infrastructure that moves with them.

That is the opportunity Target Arm is facing.

Please consider joining us with an investment in Target Arm.

TARGETARM I'm Ready to Invest

DISCLAIMERS

Target Arm's Ralar integrated and tested on a U.S. Army DEVCOM GVSC MRZR under Target Arm's Cooperative Research and Development Agreement (CRADA). Government equipment shown is provided for research, integration, testing and evaluation. No U.S. Government endorsement is implied.

**Past performance is not indicative of future results. There is no guarantee of similar outcomes.*